DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY D. MILLER jeffrey.miller@dlapiper.com T 919.786.2005

October 26, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

Attn:	Karen J. Garnett, Assistant Director

Re:	Eagle Hospitality Properties Trust, Inc.

Registration Statement on Form S-3

Filed October 3, 2005

File No. 333-128798

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

This law firm represents Eagle Hospitality Properties Trust, Inc. (the “Company”). We are writing this letter on behalf of the Company in response to the comment letter from Karen J. Garnett, Assistant Director, dated October 21, 2005, regarding the Company’s Registration Statement on Form S-3 (File No. 333-128798) filed on October 3, 2005.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to such comments.

Summary

1.	Comment: Please clarify the dates the operating partnership units were issued and when they became convertible. Note that we view the date the units become convertible as an offering of the underlying REIT shares. Please tell us also where you have filed the agreement relating to the operating partnership units sales pursuant to Item 601 of Regulation S-K.

Response: EHP Operating Partnership, L.P. issued an aggregate of 5,566,352 operating partnership units on October 6, 2004 upon its acquisition of the Cincinnati Landmark

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October 26, 2005

Marriott, Hilton Cincinnati Airport, Chicago Marriott Southwest at Burr Ridge, Embassy Suites Hotel Cincinnati-RiverCenter, Embassy Suites Hotel Columbus/Dublin, Embassy Suites Hotel Cleveland/Rockside and Embassy Suites Hotel Denver-International Airport. These operating partnership units were issued in private transactions exempt under Section 4(2) pursuant to option acquisition agreements dated May 4, 2004 with respect to the hotels. Such agreements were filed by the Company as Exhibits 10.2 through 10.8 in Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-115213) on June 21, 2004.

After a one-year lock-up period, the operating partnership units are redeemable for shares of common stock or cash (at the Company’s option) pursuant to Section 8.04 of the Agreement of Limited Partnership of EHP Operating Partnership, L.P., which was filed by the Company as Exhibit 10.1 in Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-115213) on July 27, 2004.

As a result of the foregoing, the operating partnership units became convertible for shares of common stock or cash (at the Company’s option) on October 6, 2005. The initial filing of the Company’s Registration Statement on Form S-3 was submitted on October 3, 2005, which was within the 50- to 54-week filing window as calculated from the date of the issuance of the underlying operating partnership units.

Selling Stockholders, page 33

2.	Comment: Please revise the selling stockholder table to include all the information required by Item 507 of Regulation S-K relating to the class of shares being registered including, the amount of shares of the class held by the selling stockholders before the offering, the amount of shares of the class to be offered for the selling stockholder’s account and the amount and percentage of the shares to be held by each selling stockholder after the completion of the offering.

Response: The Company believes that the section titled “Selling Stockholders,” including the lead-in paragraph, table and notes thereto, complies in all material respects with the requirements of Item 507 of Regulation S-K.

It is not feasible to estimate with any degree of certainty the amount and percentage of shares of common stock that would be held by each selling stockholder after completion of the offering. As noted in the lead-in paragraph on page 33, assuming a selling stockholder redeems all of his or her operating partnership units for shares of common stock, such holder may offer all, some or none of such shares. Further, the Company has the option to satisfy redemption requests by paying the cash value of the unit in lieu of issuing shares. As a result,

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October 26, 2005

no estimate can be made of the total number of shares of common stock that will be offered by the selling stockholders pursuant to the prospectus or as to the total number or percentage of shares of common stock that the selling stockholders will hold after completion of the offering.

Although no column is separately included in the table setting forth the total number of shares of common stock owned by each selling stockholder prior to the offering, we believe that such information can easily be found in the notes to the table. For instance, J. William Blackham beneficially owns a total of 89,196 shares of common stock, which consists of 8,382 operating partnership units (as reflected in the table as the number of shares issued upon redemption of such units) and 83,333 shares of restricted stock and 4,000 shares of common stock (as reflected in Note 7 to the table). Also, we believe that Notes 3 and 5 appropriately describe William P. Butler’s beneficial ownership of common stock prior to the offering.

Notwithstanding the foregoing, for ease of reading, the Company will add a separate column in the table setting forth the total number of shares of common stock owned by each selling stockholder prior to the offering. Since the Company has not yet circulated the prospectus, we believe it is appropriate to add such a column after effectiveness through a Rule 424(c) supplement. The Company undertakes not to circulate the prospectus until this column has been added.

3.	Comment: We note that the total number of shares being offered for resale as disclosed on page 33 is inconsistent with the total number of shares disclosed in the table on page 34. Please revise or advise.

Response: The correct number of shares being offered for resale is 4,031,334. This number correctly appears on the cover page of the prospectus, as a summation in the selling stockholders table on page 34 and under “Plan of Distribution” on page 36. The number of shares mentioned in the lead-in paragraph to the selling stockholders table on page 33 is a typographical error. Since the Company has not yet circulated the prospectus, we believe it is appropriate to correct this typographical error through a Rule 424(c) supplement. The Company undertakes not to circulate the prospectus until this typographical error has been corrected.

4.	Comment: Tell us the meaning of the sentence that immediately precedes the selling stockholder table since it appears that, with respect to beneficial ownership, the table speaks for itself. It is not clear how you could register the resale of shares that are not outstanding at the time you file the registration statement. Refer to Instruction I.B.3 to Form S-3.

Securities and Exchange Commission

October 26, 2005

Response: The intent of the sentence immediately preceding the selling stockholder table is simply to make the reader aware that the table (including the notes thereto) provides complete information with respect to all shares of common stock beneficially owned by each selling stockholder prior to the offering, as required by Item 507 of Regulation S-K.

The shares of common stock offered by KY Florida Hotel Investors, Inc. and Corporex Companies LLC are currently outstanding. Such shares were issued on October 6, 2004 in private transactions exempt under Section 4(2) of the Securities Act.

All of the other shares of common stock listed for resale in the table are issuable in the future upon the redemption of outstanding operating partnership units that were issued on October 6, 2004 in private transactions exempt under Section 4(2) of the Securities Act.

In the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, March 1999 Supplement, No. 3S under Securities Act Sections states as follows:

If the company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the Form’s secondary offering requirements, the staff believes that the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities.

The Company satisfies the registrant requirements under Instruction I.A to Form S-3 and, since the aggregate market value of the common stock held by non-affiliates of the Company is $75 million or more, the offering satisfies the transaction requirements under Instruction I.B.1 to Form S-3.

5.	Comment: With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response: None of the selling stockholders are underwriters, broker-dealers or affiliates of underwriters or broker-dealers.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response

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October 26, 2005

to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please call me at (919) 786-2005.

Sincerely,

/s/ Jeffrey D. Miller
Jeffrey D. Miller

JDM/jal

cc:	Securities and Exchange Commission

Charito A. Mittelman

Eagle Hospitality Properties Trust, Inc.

J. William Blackham

Raymond D. Martz

DLA Piper Rudnick Gray Cary US LLP

Michael S. O’Sullivan